Invest in 5 Rabbit Pilsen

Alcohol Entertainment Brewery Recreation Food

The First US-based, Latin American-Inspired Brewery To Open a Brewpub

5RABBITBREWERY.COM CHICAGO ILLINOIS


5 Rabbit
TM
CERVECERIA



Latin America provides a treasure trove of flavors, ingredients and inspirations that fit well in the world of craft beer. It is this cultural angle that provides clear commercial advantages in a busy market. Because of this, and love for our culture, we decided to become storytellers, telling the story of Latin America one beer at at time.

Andres Araya Managing Member @ 5 Rabbit Pilsen

Why you may want to invest in us...

1. Opening in Chicago's Pilsen neighborhood, an immigrant port of entry and one of the world's 12 coolest neighborhoods according to Forbes.
2. 5 Rabbit is the first Latin American inspired brewery in the United States, bringing Latin culture to the world of craft beer.
3. Chicago's most unique taproom-restaurant, with street-food-inspired dishes from across Latin America.
4. 5 Rabbit has won 3 prestigious awards from the Great American Beer Festival, the largest beer festival and competition in the US.
5. 5 Rabbit has been featured on NPR, NBC News, Business Insider, FORTUNE, Chicago Tribune, and many more.
6. 11,000 Instagram followers. 9,500 Twitter followers. 17,000 Facebook followers. 4,000 email subscribers.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Andres Araya

Managing Member

Has served as CEO since 5 Rabbit's inception, with experience in beer production and logistics in both his native Costa Rica and Mexico. Andres holds an MBA from Cornell and degrees in engineering from Purdue



Milagros Ramirez

Co-Founder

Having lived all over the Latin American world since leaving her native Peru, Milagros serves as a cultural expert for 5 Rabbit. Her background ranges from world renown advertising agencies to catering companies.



Randy Mosher

Partner

Randy is an internationally known authority on beer, style, brewing history and recipe formulation. He is a senior instructor at the Siebel Institute and has written three books: Tasting Beer, Brewer's Companion and Radical Brewing.

Some of our investors

WE'VE RAISED $351,200 FROM 58+ INVESTORS SINCE OUR FOUNDING



Cory Owens

Young professional looking to diversify my portfolio with industries and business that meet my interests.



William Higgins

Chicago, IL



Andrew McCombs

Work as a small business owner and an production operator. Find investing and small companies interesting.



Pepe GARCIA

Investor



Richard Gibson

Im hunble easy going and ready to have some success in this sector



Michael Robbins

Immuno-Oncology Research Investigator in Cambridge, MA - lives in Boston, MA



Carlos Araya



Kevin Mclain



Jeff Zahrn

along with 49 other investors

Downloads

5 Rabbit Pilsen - Slide Deck.pdf

Our mission is to bring the energy, passion and amazing richness of Latin American culture to the delicious world of craft beer

5 Rabbit was established in 2011 as the first Latin American owned cerveceria (brewery) in the United States. It is the creation of husband and wife team, Andres Araya and Milagros Ramirez, who along with their partner Randy Mosher, combined their love of beer with their rich passion for Latin American traditions and flavor.


5
Rabbit
GOLDEN ALE




Paletas


IRONICA
IPA


LAGER


Paletas

We operate a production brewery located in the southwest suburbs of Chicago.

We operate out of a 25,000 sqft facility in Bedford Park, IL. We brew with an 4-vessel 30bbl Canadian-made DME system. We currently brew 6,000bbls a year with capacity to grow. Our home market is Chicago, but we also distribute to other markets across the United States.



Our brewery currently has a very successful, vibrant taproom.

We currently operate a very successful brewery taproom, the Rabbit Hole; a laid-back environment with cultural context where our beers feel most at home. Our taproom, although located in an industrial corner of Chicago's southwest suburbs, has nevertheless managed to attract a huge following that validates its mission, message and beers.


5 Rabbit Cerveceria
from averyhouse
5 Rabbit
CERVECERIA
01:43
vimeo

SALES | REVENUE

Our original Bedford Park taproom sales have been growing at 20% over the last three years


REVENUE (USD)
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2016
2017
2018
2019 (est.)

And also have been fortunate to enjoy a very solid list of clients supported by a loyal fan base.


FANS
11,000 FOLLOWERS
9,500 FOLLOWERS
17,000 FOLLOWERS
4,000 SUBSCRIBERS
CLIENTS
Walgreens
TRADER JOE'S
WHOLE FOODS MARKET
CHIPOTLE MEXICAN GRILL
FINE WINE ABC & SPIRITS
MARIANO'S Fresh Market
Jewel-Osco
Binny's Beverage Depot

We want to expand our direct to consumer business ...

In order to respond to requests for food, more events and other programming, it was clear that a second, more accessible and patron-friendly location was needed to build the business as well as deliver a richer, more enveloping message about 5 Rabbit Cerveceria and the cultures that inspire it.



Developers of Mural Park in Pilsen invited us to open a brewery/restaurant in their new re-development project. For 5 Rabbit, this will be a superb opportunity to bring our vision to a bigger life in a location that is an epicenter of the Chicago heart beating with the culture we are sharing and promoting.



... while strengthening our brand message and connection to the community

5 Rabbit Pilsen will feature a full menu of Latin American-inspired small plates, such as tacos, ceviches, arepas and more, made simply from high-quality ingredients our beers. Our beers will share the stage with a menu of cocktails mixed with Latin American spirits like tequila, pisco, and cachaca, as well as wines and ciders.





Milestones

5 Rabbit Pilsen will be distinct from the original taproom but reflective of our larger narrative: sharing and celebrating half a world's worth of culture, nature, and cuisine. As usual for anything 5 Rabbit, it will be unlike other concepts you can find in the city—or anywhere else.


Fundraising by early 2020 will allow for a 2020 summer opening
$
fundraising
finalize permits
buildout
pre-launch
grand opening
Now – Feb 2020
February – July
August

Please note that this investment opportunity is for 5 Rabbit Pilsen ONLY – the 5 Rabbit brewpub located in Pilsen – and NOT the original production brewery and taproom in Bedford Park.

We hope our beers will appeal not just to super-enthusiasts, but to everyone seeking fresh, unique and delicious beers.

The vast and delicious cuisines of Central and South America hold a treasure trove of flavors, aromas, and textures— which feels right at home in a well-made beer. Our creations are unique, creative and authentic, but also very down to earth and approachable.


CHINGA
TU
PELO

Help us grow and invest in our Pilsen Brewpub

We would love it if you join our journey to grow 5 Rabbit Pilsen and make your investment today!



Investor Q&A

– COLLAPSE ALL

What does your company do?

We are the first Latino inspired craft brewery in the US. We make our beers with pride, using flavors from Latin America. Our mission is to bring our rich, colorful and delicious culture to the world of craft beer. We started out as a production brewery and built out a small taproom among the tanks. This taproom has become a place to meet, drink, dance, sing and eat, for Latinos and non Latinos alike. More than a brewery, we have built an authentic cultural brand that is known and respected.

Where will your company be in 5 years?

We want to keep growing; we want to evolve too. 5 Rabbit Pilsen is the next step in our journey. Small-batch creative beers, kitchen tailored for street food, music, art, cultural events and a connection to the community, are all critical in our ambitious plan to become a destination for the neighborhood and a space for all. Once 5 Rabbit Pilsen is underway, we want to look for additional locations to open similar, yet unique, 5 Rabbit locations. All authentic, creative, inspired.

Why did you choose this idea?

Latin America provides a treasure trove of flavors, ingredients and inspirations that fit well in the world of craft beer. It is this cultural angle that provides clear commercial advantages in a busy market. Because of this, and love for our culture, we decided to become storytellers, telling the story of Latin America one beer at at time.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

People increasingly value experiences over transactions. They want to remember a night out, not because of a specific dish on the menu, but because they felt/learned/discovered something. "Cultural explorers", exponentially increasing in numbers, look for authentic/unique/creative experiences. The traditional approach to a brewpub does very little to scratch that itch. At 5 Rabbit we have the cultural depth and track record to deliver on that promise. 5 Rabbit Pilsen will be reflective of our broader narrative: sharing and celebrating half a world's worth of culture, nature, and cuisine. It will be unlike anything else in the city—or anywhere else. Then again, who doesn't love beer and tacos or ceviche?

What is your proudest accomplishment?

We have several! We have been very fortunate to have been recognized in the most highly respected beer competitions: Great American Beer Festival (3 medals), The World Beer Cup (2 medals) and Festival of Wood and Barrel Aged Beers (3 medals). Also, it is somewhat surreal to have had enough of an impact to have a documentary filmed about you. "F*** Your Hair" tells the story of why we felt we needed to make a political statement in pulling a beer which we specially brewed for Chicago's Trump Tower.

How far along are you? What's your biggest obstacle?

The planning is going well! We are pretty far along: we have the location and lease in place, we have architectural drawings and interior design, we have brewing and kitchen equipment specifications and suppliers, we have a food menu and a long list of beer recipes. We have organized ourselves in a way that if we had the capital, we would be able to pull the trigger on buildout and have an opening date of Summer 2020.

Who are your competitors? Who is the biggest threat?

Taking a very narrow view of the market, other brewpubs and brewery taprooms would be our competitors. There is a healthy craft beer market of consumers that seek out breweries. Yet, we don't plan on playing solely on that playing field. We want to be considered a restaurant, a bar, a music venue, a community gathering space. We want to be a neighborhood hangout as well as a destination. Our biggest threat would be the restaurant/bar industry as a whole. The amount of good options that consumers in Chicago have is both significant and daunting. To stand out in this market, we need to take advantage of this superb opportunity to bring our vision to bigger life in a location that is the heart-beating epicenter of the culture we are promoting.

What do you understand that your competitors don't?

For a business to be successful in an industry with this level of competition, one has to stand out and differentiate oneself from the crowd. You need to "add something to the conversation." There is no room for middle-of-the-road, bland ideas or uninspired copy cats. Once you know what you stand for, you need to communicate it clearly to the consumers and make sure that they understand it. Then you have to go out and execute effectively on that promise. We believe many people are fearful and gravitate towards the comforting waters of the happy medium. We say... be unafraid!

How will you make money?

Our business model is very simple: we will make money from beer and food sales. 5 Rabbit Pilsen will have 150 seats and we will be open for lunch and dinner. Our expected average ticket is of $21 and $38, respectively. We plan on filling these 150 seats in three different ways. First, we are the only restaurant in a 200,000 sqft office development. Drawing these people in for lunch or for after-work beers will be very important. Additionally, we are located within a traditionally Mexican neighborhood. We are part of this community and will be increasingly involved. Finally, we want to become a destination by remaining relevant within the craft beer community and by engaging the "cultural explorers."

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risk is to manage costs around the ebb and flow of the business. Although we need to make sure we are focusing on bringing people in the door, we also have to make sure that we are measuring and managing all costs associated with running the business. Measure, analyze and course correct. Discipline in maintaining food costs in check, managing front of house and back of house personnel, and all other key cost drivers in the industry. We need to have the right people as general managers and the right supervision tools and mechanisms.

What do you need the most help with?

We need help spreading the word and getting people excited about our opening. Then once we open, we need help in getting people to come through the door and fill our seats. Come yourself, bring friends and family, recommend for others to come. Share our social media and help advertise our events. Become part of our wonderful community!

What would you do with the money you raise?

We will use the money that we raise to: build out our space - and make it our own! - (20% of funds, approximately), buy and install brewing equipment (30%), as well as kitchen and bar equipment (15%), purchase furniture and dinnerware (15%) as well as working capital (20%).

Financials

5 Rabbit Pilsen has financial statements ending December 31 2018. Our cash in hand is $500, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

May 8 to December 31

$0
Revenue

-$30,244
Net Loss

$23,275
Short Term Debt

$300,000
Raised in 2018

$500
Cash on Hand
As of 12/19/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

5 Rabbit Cerveceria (which is the 100% owner of 5 Rabbit Pilsen, LLC) was the first Latino inspired craft brewery in the US. We make our beers with pride, using flavors from Latin America. Our mission is to bring our rich, colorful and delicious culture to the world of craft beer. We started out as a production brewery and built out a small taproom among the tanks. This taproom has become a place to meet, drink, dance, sing and eat, for Latinos and non Latinos alike. More than a brewery, we have built an authentic cultural brand that is known and respected.

We want to keep growing; we want to evolve too. 5 Rabbit Pilsen, LLC is the next step in our journey. Small-batch creative beers, kitchen tailored for street food, music, art, cultural events and a connection to the community, are all critical in our ambitious plan to become a destination for the neighborhood and a space for all. Once 5 Rabbit Pilsen is underway, we want to look for additional locations to open similar, yet unique, 5 Rabbit locations. All authentic, creative, inspired. Each of these new locations will be separate entities; investors in this raise will only receive repayments based on the revenues of this location.

5 Rabbit Pilsen, LLC and 5 Rabbit Cerveceria Inc will not share any assets or liabilities.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

5 Rabbit Pilsen, LLC was incorporated in the State of Illinois in May 2018.

Since then, we have:

- Our parent company, 5 Rabbit Cerveceria Inc, has clients including Whole Foods, Walgreens, Chipotle, Trader Joes, and more.
- Opening in Chicago's Pilsen neighborhood, an immigrant port of entry and one of the world's 12 coolest neighborhoods according to Forbes.
- Our parent company, 5 Rabbit Cerveceria Inc, was the first Latin American inspired brewery in the United States, bringing Latin culture to the world of craft beer.
- We intend to be Chicago's most unique taproom-restaurant, with street-food-inspired dishes from across Latin America.
- Our parent company, 5 Rabbit Cerveceria Inc, was the winner of 3 prestigious awards from the Great American Beer Festival, the largest beer festival and competition in the US.
- We've been featured on NPR, NBC News, Business Insider, FORTUNE, Chicago Tribune, and many more.
- Our parent company, 5 Rabbit Cerveceria Inc, has 11,000 Instagram followers. 9,500 Twitter followers. 17,000 Facebook followers. 4,000 email subscribers.

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $0.
- *Assets.* As of December 31, 2018, the Company had total assets of $371,207, including $0 in cash.
- *Net Loss.* The Company has had net losses of $30,244 for 2018.
- *Liabilities.* The Company's liabilties totaled $401,451 for 2018.

Liquidity & Capital Resources

To date the company has been financed with $300,000 of debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

5 Rabbit Pilsen, LLC cash in hand is $500, as of October 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

We are hoping to raise at least $700k in order to open this location. If we raise less than that, we have some potential private investors who may be able to help bridge the gap. We haven't opened the new location or started construction on it, so we have no revenues or expenses at this time.

We hope to be able to open this location within 6 months of receiving the necessary funds. We then hope that the location can be profitable within 6 months of opening.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-8%

Earnings per Share:
N/A

Revenue per Employee:
N/A

Cash to Assets:
0%

Revenue to Receivables:
~

Debt Ratio:
108%

Reviewed Financial Statements- 5 Rabbit Pilsen v2 .pdf

Risks

1. The hospitality industry is inherently risky. Margins are small, and you can't guarantee that customer demand will match your projections.

2. We face competition from breweries that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

3. We are subject to governmental regulations affecting our business. The production and distribution of beer is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of non-alcohol related businesses. For example, the distribution and sale of beer requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Andres Araya	Managing Member @ 5 Rabbit Pilsen, LLC	2018

Officers

OFFICER	TITLE	JOINED
Andres Araya	Managing Member	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
5 Rabbit Cerveceria Inc	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$26,000	Revenue Share
05/2018	$300,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
931 W. 19th Street, LLC	05/08/2018	$300,000	$322,500	12.0%	05/08/2023	Yes

Related Party Transactions

Name	931 W. 19th Street, LLC
Amount Invested	$300,000
Transaction type	Loan
Issued	05/08/2018
Outstanding principal plus interest	$322,500 as of 12/2019
Interest	12.0 per annum
Maturity	05/08/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Leaseholder

The principle of the Note shall be amortized with interest of the first five years of the lease. Payment of the Note shall be made through an increase in the base rent.

Use of Funds

$100,000	92.5% Buildout for this location. We need to make some adjustments to the building, and get it ready for production equipment. We also need to purchase production equipment. 7.5% Wefunder intermediary fee
$750,000	42.5% Buildout for this location. We need to make some adjustments to the building, and get it ready for production equipment. We also need to purchase production equipment. 25% Inventory, raw supplies, operating funds 25% Cash buffer for opening the location 7.5% Wefunder intermediary fee

Capital Structure

This is an LLC with no issued units.

The Funding Portal

5 Rabbit Pilsen is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

wefunder.com/5rabbitcerveceria/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.